FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2008

Commission File Number: 333-121627

HARVEST ENERGY TRUST
(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☑

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	News release issued April 25, 2008 announcing the closing of $250 million convertible debenture financing.

99.2	News release issued May 7, 2008 announcing first quarter 2008 results and continued C$0.30 monthly distribution.

99.3	News release issued May 7, 2008 announcing amendments to long term incentive plans.

99.4	CFO Certification form pertaining to Harvest’s first quarter 2008 financial & operating results.

99.5	CEO Certification form pertaining to Harvest’s first quarter 2008 financial & operating results.

99.6	Interim Unaudited Financial Statements for three month period ending March 31, 2008.

99.7	Interim Management’s Discussion & Analysis for the three month period ending March 31, 2008.

99.8	Material document; fifth supplemental indenture as filed on SEDAR April 25, 2008.

99.9	Other document; fifth black lined trust indenture as filed on SEDAR May 5, 2008.

99.10	Decision document from the Alberta Securities Commission as filed on SEDAR April 18, 2008.

99.11	Consent letter(s) of the experts McDaniels & Associates as filed on SEDAR April 18, 2008.

99.12	Consent letter(s) of the experts GJL & Associates as filed on SEDAR April 18, 2008.

99.13	Consent letter of the underwriters’ legal counsel Macleod Dixon LLP as filed on SEDAR April 18, 2008.

99.14	Consent letter of issuer’s legal counsel Burnet, Duckworth & Palmer as filed on SEDAR April 18, 2008.

99.15	Consent letter of the auditor’s KMPG as filed on SEDAR April 18, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: May 9, 2008	By: /s/ John Zahary
John Zahary
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	News release issued April 25, 2008 announcing the closing of $250 million convertible debenture financing.

99.2	News release issued May 7, 2008 announcing first quarter 2008 results and continued C$0.30 monthly distribution.

99.3	News release issued May 7, 2008 announcing amendments to long term incentive plans.

99.4	CFO Certification form pertaining to Harvest’s first quarter 2008 financial & operating results.

99.5	CEO Certification form pertaining to Harvest’s first quarter 2008 financial & operating results.

99.6	Interim Unaudited Financial Statements for three month period ending March 31, 2008.

99.7	Interim Management’s Discussion & Analysis for the three month period ending March 31, 2008.

99.8	Material document; fifth supplemental indenture as filed on SEDAR April 25, 2008.

99.9	Other document; fifth black lined trust indenture as filed on SEDAR May 5, 2008.

99.10	Decision document from the Alberta Securities Commission as filed on SEDAR April 18, 2008.

99.11	Consent letter(s) of the experts McDaniels & Associates as filed on SEDAR April 18, 2008.

99.12	Consent letter(s) of the experts GJL & Associates as filed on SEDAR April 18, 2008.

99.13	Consent letter of the underwriters’ legal counsel Macleod Dixon LLP as filed on SEDAR April 18, 2008.

99.14	Consent letter of issuer’s legal counsel Burnet, Duckworth & Palmer as filed on SEDAR April 18, 2008.

99.15	Consent letter of the auditor’s KMPG as filed on SEDAR April 18, 2008.